15046878

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51823

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vorpahl Wing Securities

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

421 W. Riverside Suite 1020
(No. and Street)

Spokane (City) WA (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Frasher or Tim Vorpahl 509-747-1749
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPAs PLL
(Name – *if individual, state last, first, middle name*)

422 W. Riverside, Suite 1420 Spokane WA 99201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

3/10/15

OATH OR AFFIRMATION

I, Tim Vorpahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vorpahl Wing Securities, INC., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Brittney Shaw

Notary Public

Notary Public
State of Washington
BRITTNEY SHAW
My Appointment Expires Aug 22, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VORPAHL WING SECURITIES, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS
WITH REGISTERED
INDEPENDENT AUDITOR'S REPORT
December 31, 2014 and 2013

VORPAHL WING SECURITIES, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT REGISTERED AUDITOR'S REPORT
December 31, 2014 and 2013
TABLE OF CONTENTS

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158 FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT REGISTERED AUDITOR'S REPORT

Tim Vorpahl, President
Vorpahl Wing Securities, Inc.
421 W. Riverside Ave., Suite 1020
Spokane, Washington 99201

We have audited the accompanying statement of financial condition of Vorpahl Wing Securities, Inc. (A Washington Corporation) as of December 31, 2014 and 2013, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of Vorpahl Wing Securities, Inc., management. Or responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vorpahl Wing Securities, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information, Schedules I, II, III and IV, has been subjected to audit procedures performed in conjunction with the audis of Vorpahl Wing Securities, Inc.'s financial statements. The Schedules I, II, III, and IV are the responsibility of Vorpahl Wing Securities, Inc.'s management. Our audit procedures included determining whether the Schedules I, II, III, and IV reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules I, II, III, and IV. In forming our opinion on the Schedules I, II, III, IV, we evaluated whether the Schedules I, II, III, IV, including its form and content is presented in conformity with 17 C. F. R. § 240.17a-5. In our opinion, the Schedules I, II, III, IV are fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 6, 2015

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2014 and 2013

ASSETS

	2014	2013
CURRENT ASSETS:		
Cash in bank	$ 35,002	$ 11,664
Accounts receivable - commissions	32,209	26,501
Accounts receivable - other	2	759
CRD account-restricted	1,500	1,228
Wedbush-Morgan restricted deposit account	25,901	28,000
Total current assets	94,614	68,152
LEASE DEPOSIT	5,505	5,505
PROPERTY AND EQUIPMENT:		
Net of accumulated depreciation	-	-
	$ 100,119	$ 73,657

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
CURRENT LIABILITIES:		
Accounts payable	$ 9,547	$ 5,917
Accrued payroll taxes	3,635	3,346
Accrued expenses	887	934
Total current liabilities	14,069	10,197
STOCKHOLDER'S EQUITY:		
Authorized capital consisting of 10,000 shares of $1 par value, 1,000 shares issued and outstanding	$ 1,000	$ 1,000
Retained earnings	85,050	62,460
Total stockholder's equity	86,050	63,460
	$ 100,119	$ 73,657

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2014 and 2013

	2014	2013
REVENUES:		
Commissions	$ 663,041	$ 527,539
Interest participation	12	68
Other income	28,374	12,688
Total revenues	691,427	540,295
EXPENSES:		
Advertising	-	376
Bank and investment charges	-	22
Broker commissions	255,267	162,104
Charitable donations	1,360	747
Computer and technology expenses	5,847	7,403
CRD expenses	3,208	4,281
Depreciation	11,189	16,227
Dues and subscriptions	3,377	2,363
Education	929	-
Health and fitness	18,383	3,157
Insurance	3,616	1,036
Legal and accounting fees	26,755	22,785
Marketing	24,324	20,073
Meals and entertainment	2,802	1,540
Miscellaneous expenses	-	3,746
Office and administration	23,145	23,607
Officer compensation	43,200	43,200
Parking	1,103	-
Payroll taxes	8,960	7,827
Postage	6,141	4,985
Repairs and maintenance	-	813
Rent	29,242	17,931
Salaries and wages	61,423	49,388
Storage	1,287	-
Taxes and licenses	6,992	6,599
Telephone	8,331	5,626
Travel	10,598	12,001
Truck and automobile	1,280	2,376
Total expenses	558,759	420,213
NET INCOME	$ 132,668	$ 120,082

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2014 and 2013

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances as of December 31, 2012	1,000	$ 1,000	$ 21,231	$ 22,231
Activity for the year ended December 31, 2013:				
Net income	-	-	120,082	120,082
Distributions	-	-	(78,853)	(78,853)
Balances as of December 31, 2013	1,000	1,000	62,460	63,460
Activity for the year ended December 31, 2014:				
Net income	-	-	132,668	132,668
Distributions	-	-	(110,078)	(110,078)
Balances as of December 31, 2014	1,000	$ 1,000	$ 85,050	$ 86,050

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 132,668	$ 120,082
Adjustments needed to reconcile net income to net cash flows from operating activities:		
Depreciation	11,189	16,227
Net (increase) decrease in:		
Accounts receivable	(4,951)	(23,853)
CRD account	(272)	(1,228)
Wedbush Morgan restricted deposit account	2,099	(2,700)
Prepaid expenses	-	495
Lease deposit	-	(3,680)
Net increase (decrease) in:		
Bank overdraft	-	(224)
Accounts payable	3,630	148
Accrued payroll taxes	289	1,405
Accrued expenses	(47)	26
Net cash flows provided by operating activities	144,605	106,698
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(11,189)	(16,227)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to shareholder	(110,078)	(78,853)
NET CHANGE IN CASH	23,338	11,618
CASH BALANCE - Beginning of year	11,664	46
CASH BALANCE - End of year	$ 35,002	$ 11,664

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid during the year	$ -	$ -

See the accompanying independent auditor's report and notes to financial statements.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Vorpahl Wing Securities, Inc. (the Company) was incorporated April 19, 1996. The Company is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). The Company accepts customer orders, but elects to clear the orders through another broker for cost efficiency. The Company is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of the Company is presented to assist in understanding its financial statements. The financial statements and notes are representations of the Company's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Accounting Method - The Company prepares its financial statements on the accrual basis with a fiscal year-end of December 31.

Accounting Estimates - Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles in the United States (US GAAP). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents exclude restricted deposit accounts.

Accounts Receivable - Accounts receivable are recorded when purchase and sale orders are issued and are presented in the statements of financial condition net of the allowance for doubtful accounts. In the opinion of management, substantially all receivables are collectible in full; therefore no allowance for doubtful accounts is provided. See also Note 4.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Financial Instruments - The carrying value of the company's accounts receivable, prepaid expenses, lease deposits, accounts payable and accrued liabilities approximates fair value because of the short-term maturity of those instruments. CRD and Wedbush Morgan accounts are held in cash equivalents, for which cost equals fair value.

Commission Revenue - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of the Company are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - Effective January 1, 2001, the Company, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

The Company is subject to audit or examination by various regulatory jurisdictions. As of February 6, 2015, there were no audits or examinations in progress. With few exceptions, as of December 31, 2014, the Company was no longer open to audit or examination for fiscal years ended prior to December 31, 2011.

Subsequent Events - Management has considered subsequent events through February 6, 2015, the date the financial statements were available to be issued.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

Vorpahl Wing Securities, Inc. maintains a central registration depository (CRD) account which is used to settle fees charged to the Company by FINRA. The Company is required to maintain a positive balance in this account. As of December 31, 2014 and 2013 the balance was $1,500 and $1,228, respectively.

NOTE 4 - ACCOUNTS RECEIVABLE:

Management has recorded accounts receivable for commissions and rent. All receivables are current and less than ninety days. No receivables are collateralized.

NOTE 5 - WEDBUSH-MORGAN DEPOSIT ACCOUNT:

The Company maintains a deposit account with Wedbush-Morgan Securities. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $25,000. The balance at December 31, 2014, is $25,901.

NOTE 6 - PROPERTY AND EQUIPMENT:

As of December 31, 2014 and 2013, property and equipment was summarized as follows:

Description	Life	2014	2013
Office equipment/furniture	1-7 years	$ 55,232	$ 44,043
Less: accumulated depreciation		(55,232)	(44,043)
		$ -	$ -

NOTE 7 - LEASES:

The Company was obligated under a lease agreement with Fernwell Associates, Inc. for office space in Spokane, Washington. The lease was for a term of 12 months which began October 1, 2012 and was scheduled to expire September 30, 2013. On November 1, 2013, the Company entered into a lease with West and Wheeler for office space in the Paulsen Building in Spokane, Washington. The term of the lease is for 78 months; the base year amount is $2,114 per month, with incremental increases thereafter. Rental expense for the years ended December 31, 2014 and 2013 totaled $29,242 and $17,931, respectively.

The Company has an operating lease for a copier that expires February 2016 and requires monthly payments of $169. Total lease expense under this agreement for the years ended December 31, 2014 and 2013 was $2,028 and $2,044, respectively.

Future minimum rental payments under the lease agreements for the years ending December 31 are as follows:

2015	$ 52,034
2016	53,774
2017	56,172
2018	60,284
2019	65,760
Thereafter	20,552

NOTE 8 - NET CAPITAL REQUIREMENTS:

Vorpahl Wing Securities, Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined by statute, of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2014 and 2013, Vorpahl Wing Securities, Inc. had net capital of $80,543 and $57,196, respectively and aggregated indebtedness of $14,067 and $10,197, respectively. Vorpahl Wing Securities, Inc.'s ratio of aggregate indebtedness to net capital was .1747 to 1 as of December 31, 2014 and .1783 to 1 as of December 31, 2013.

NOTE 9 - RETIREMENT PLAN:

The Company has established a SIMPLE-IRA 401(k) pension plan covering all full-time employees. Contributions to the plan are made by both the company and its employees under provisions of the Internal Revenue Code Section. For the years ended December 31, 2014 and 2013, the Company made no contributions to the plan.

NOTE 10 - FINANCIAL STATEMENT PRESENTATION:

Certain balances in the 2013 financial statements have been reclassified to conform to the 2014 presentation. These reclassifications had no effect on the net income or retained earnings as of and for the year ended December 31, 2013.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2014

Net Capital		
Total stockholder's equity		$ 86,050
Deductions/charges:		
Non allowable assets:		
Other assets	$ 5,507	
Furniture, equipment, net	-	
Total assets		5,507
Net Capital		$ 80,543
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	9,547	
Accrued payroll taxes	3,635	
Accrued expenses	887	
Total aggregate indebtedness		$ 14,069
Computation of basic net capital requirement:		
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 75,543
Minimum net capital required at 1500 percent		$ 938
Excess net capital at 1500 percent		$ 79,605
Minimum net capital required at 1000 percent		$ 1,407
Excess net capital at 1000 percent		$ 79,136
Ratio: Aggregate indebtedness to net capital		.1747 to 1

Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2014)

Net capital, as reported in Part II (unaudited) FOCUS Report	$ 80,544
Subsequent adjustments:	
Rounding	(1)
Net capital per above	$ 80,543

Note: There are no material differences between the preceding computations and Vorpahl Wing Securities, Inc's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

See the accompanying independent auditor's report.

VORPAHL WING SECURITIES, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2014

Vorpahl Wing Securities, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See the accompanying independent auditor's report.

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747-2158 FAX 509 • 458-2723
www.schoedel.com

INDEPENDENT REGISTERED AUDITOR'S REPORT ON EXEMPTION REPORT

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vorpahl Wing Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vorpahl Wing Securities, Inc. claimed an exemption from 17 C.F.R §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Vorpahl Wing Securities, Inc. stated that Vorpahl Wing Securities, Inc. met the identified exemption provisions through the most recent fiscal year without exception. Vorpahl Wing Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vorpahl Wing Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modification that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 6, 2015

VORPAHL WING SECURITIES, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

To the best and belief of Vorpahl Wing Securities, Inc.:

> The Company claimed the (k)(2)(ii) exemption provisions from Rule 15c3-3 of the Securities Exchange Act of 1934.
>
> The Company met the (k)(2)(ii) exemption provisions from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2014.

Tim Vorpahl

Signature

Financial and Operations Principal
Title

See Independent Registered Auditor's Report on Exemption Report

SCHOEDEL & SCHOEDEL
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 · 747·2158 FAX 509 · 458·2723
www.schoedel.com

INDEPENDENT REGISTERED AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Vorpahl Wing Securities, Inc.
Spokane, Washington

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Vorpahl Wing Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Vorpahl Wing Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vorpahl Wing Securities, Inc.'s management is responsible for Vorpahl Wing Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment from prior year in Form SIPC-7 with respective prior year form SIPC-7 noting no differences (there were no current year payments);
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences (there were no adjustments);
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences, and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 6, 2015

Schedule of Assessment and Payments
December 31, 2014

General assessment per Form SIPC-7, including interest	$ 410
Less payments (overpayments) made with Form SIPC-6	(167)
Amount paid (overpayment carried forward) with Form SIPC-7	$ 243

See accompanying independent register auditor's report on agreed-upon procedures.